Exhibit 99.1

Inspira™ Technologies Reports Second Quarter 2022 Financial Results

As of June 30, 2022, the Company had $19.2 million in cash

August 11, 2022

Ra’anana, Israel– Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announced today its financial results for the second quarter ended June 30, 2022.

Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies, stated: The Company continues to meet its scheduled major objectives and improve its position within the target market of direct blood oxygenation. Our focus on contributing to medical advancement within this space is exemplified by the introduction of our new HYLATM, a non-invasive blood sensor being designed to perform real-time and continuous blood measurements. The HYLATM is being designed to assist physicians in the monitoring of a patient’s clinical condition, alerting of a sudden change in the patient’s vital signs, which may require immediate medical attention and potentially save lives.

Planned as a technically advanced component for the InspiraTM ART system, the HYLATM will also have its own distinct target market and business model.

Recently, Inspira also revealed the first public pictures of the ALICE™ Device, designed as a cardiopulmonary bypass (CPB) or heart-lung bypass device. We continue to strategically enhance our presence within the market as we prepare to enter the verification and validation (V&V) process with the U.S. Food and Drug Administration (FDA) approval of our technologies.”

Highlights:

➢	April 6, 2022 - Inspira Technologies announced a deployment agreement for the InspiraTM ART system in the Israeli market to potentially target $15 million. The agreement is for a 7-year period and subject to regulatory approval.

➢	July 6, 2022 - Inspira Technologies announced the development of the HYLATM Non-Invasive Blood Sensor designed to assist physicians in monitoring a patient’s clinical condition, potentially targeting the $2.5 billion arterial blood gas (ABG) market.

➢	July 7, 2022 - Inspira Technologies announced a strategic agreement in the U.S. with a potential value of $59 million for the deployment of 3,889 HYLA™ Blood Sensors. The agreement is for a three-year period and is subject to regulatory approval.

➢	July 11, 2022 - Inspira Technologies revealed the ALICE™ Device, designed as a cardiopulmonary bypass (CPB) or heart-lung bypass device, designed to oxygenate and circulate blood for up to 6 hours during cardiac surgery.

Financial Results for the Six Months Ended June 30, 2022

Research and development expenses for the six months ended June 30, 2022, were $4.3 million, compared to $1.1 million for the corresponding period in 2021. The increase is a result of the Company’s recruitment of specialized manpower and the expanded development of its new technologies and operations.

Marketing expenses for the six months ended June 30, 2022, were $777,000, compared to $244,000 for the corresponding period in 2021. The increase is attributed to rises in marketing, payroll, and share-based compensation expenses. Marketing activities commenced in the first quarter of 2021 and became more intensive with the Company’s need to create brand awareness and explore go-to-market capabilities.

General and administrative (G&A) expenses for the six months ended June 30, 2022, were $2.9 million, compared to $1.2 million for the corresponding period in 2021. The increase stemmed primarily from an uptick in payroll and related expenses, as well as costs associated with the Company’s status as a publicly traded company following its initial public offering (IPO) on Nasdaq in July 2021, the increase in existing and new expenses included professional fees, director fees, and directors’ and officers’ insurance costs.

Finance income for the six months ended June 30, 2022, was $4.5 million, compared to expenses in the amount of $5.7 million for the corresponding period in 2021. The increase in finance income derived from the calculation of the fair value of the Company’s financial equity liabilities to pre-IPO and IPO investors in addition to the fluctuation in the USD exchange rate during the first half of 2022.

Net loss for the six months ended June 30, 2022, was $3.5 million, compared to a net loss of $8.2 million for the six months ended June 30, 2021.

Financial highlights for the quarter ended June 30, 2022

Research and development expenses for the three months ended June 30, 2022, were $2.7 million, an increase of $1.2 million compared to the first quarter of 2022. The increase was attributed to share-based compensation expenses in addition to expected R&D expenditures on new technologies and new projects.

General and administrative expenses for the three months ended June 30, 2022, were $1.4 million, a non-material decrease of $0.2 million compared to the first quarter of 2022.

Sales and Marketing expenses for the three months ended June 30, 2022, were $0.3 million, a decrease of approximately $0.17 million compared to the first quarter of 2022.

Balance Sheet highlights

Cash, cash equivalents, and short-term bank deposits were $19.2 million as of June 30, 2022, compared to $23.7 million as of December 31, 2022.

Financial liabilities at fair value totaled $0.4 million as of June 30, 2022, compared to $3.2 million on December 31, 2021. The financial liabilities represent the fair value of the Company’s equity liabilities to pre-IPO and IPO investors.

As of June 30, 2022, shareholders’ equity totaled $17.8 million, compared to shareholders’ equity totaling $20.3 million as of December 31, 2021.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (Inspira™ART), designed to rebalance patient oxygen saturation levels. The Company’s technology potentially allows patients to remain awake during treatment while minimizing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s product has not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website:

https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

➢	This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses meeting milestones in 2022 and the timing for such milestones, its various products in development and the benefits that such products may provide, its various strategic agreements and the potential amounts that may be derived under such agreements, all subject to regulatory approval. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Investor Relations, MS-IR LLC

Miri Segal,

+917-607-8654 msegal@ms-ir.com

US Public Relations

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

IINN@redchip.com

MRK-ARS-033 Copyright © 2018-2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved.

UNAUDITED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(US dollars in thousands)

	June 30,	December 31,
	2022	2021
ASSETS
Current Assets:
Cash and cash equivalents	14,154	23,749
Cash deposits	5,020	-
Other accounts receivable	195	639
Restricted cash	67	120
Total current assets	19,436	24,508

Non-Current Assets:
Right of use assets, net	1,101	1,160
Property, plant and equipment, net	208	202
Total non-current assets	1,309	1,362
Total Assets	20,745	25,870

	June 30,	December 31,
	2022	2021
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables	50	93
Other accounts payable	1,114	725
Lease liabilities	309	281
Financial Liabilities at Fair Value	439	3,215
Total current liabilities	1,912	4,314

Non-Current Liabilities:
Lease liabilities	787	900
Loan from the Israeli Innovation Authority	293	302
Total non- current liabilities	1,080	1,202

Shareholders’ Equity:
Share capital and premium	52,042	48,935
Foreign exchange reserve	(2,025)	210
Accumulated deficit	(32,264)	(28,791)
Total equity	17,753	20,354
Total Liabilities and Shareholders’ Equity	20,745	25,870

UNAUDITED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(US dollars in thousands)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021

Research and development expenses	2,734	437	4,294	1,104
Marketing expenses	305	114	777	244
General and administrative expenses	1,392	389	2,936	1,210
Operating loss	4,431	940	8,007	2,558
Finance expenses (income)	(2,338)	59	(4,534)	5,732
Loss (profit) before tax	2,093	999	3,473	8,290
Taxes on income
Loss (profit) for the period	2,093	999	3,473	8,290
Other comprehensive loss (profit), net of tax:
Items that will not be reclassified to profit or loss:
Exchange profits(losses) arising on translation to presentation currency	(1,810)	182	(2,235)	(33)
Total comprehensive loss for the period	3,903	817	5,708	8,323

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the Three-Month Period Ended June 30, 2022 (Unaudited):

	Share capital and premium	Adjustments arising from translating financial operation	Accumulated deficit	Total
Balance on March 31, 2022
Changes during the period:	50,189	(215)	(30,171)	19,803
Loss for the period	-	-	(2,093)	(2,093)
Other comprehensive loss	-	(1,810)	-	(1,810)
Total comprehensive loss	-	(1,810)	(2,093)	(3,903)
Share-based compensation	1,853	-	-	1,853
Balance on June 30, 2022	52,042	(2,025)	(32,264)	17,753

For the Six-Month Period Ended June 30, 2022 (Unaudited):

	Share capital and premium	Adjustments arising from translating financial operation	Accumulated deficit	Total
Balance on January 01, 2022
Changes during the period:	48,935	210	(28,791)	20,354
Loss for the period	-	-	(3,473)	(3,473)
Other comprehensive loss	-	(2,235)	-	(2,235)
Total comprehensive loss	-	(2,235)	(3,473)	(5,708)
Share-based compensation	3,107	-	-	3,107
Balance on June 30, 2022	52,042	(2,025)	(32,264)	17,753